Exhibit 23-b

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of AT&T Inc. of our reports (a) dated February 22, 2018, with respect to the consolidated financial statements, and the related notes and the supplementary information, and financial statement schedule of Time Warner Inc. and the effectiveness of internal control over financial reporting of Time Warner Inc., included in its Annual Report on Form 10-K of Time Warner Inc. and (b) dated June 11, 2018, with respect to the financial statements, and the related notes and supplemental schedules of the Time Warner Savings Plan appearing in the 2017 Annual Report on Form 11-K of the Time Warner Savings Plan, both for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
June 15, 2018